

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2013

<u>Via E-mail</u>
Kathleen G. Kane
Senior Vice President and General Counsel
Brookfield DTLA Fund Office Trust Investor, Inc.
250 Vesey Street, 15th Floor
New York, NY 10281

> **Re:** **Brookfield DTLA Fund Office Trust Investor, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 26, 2013**
> **File No. 333-189273**

Dear Ms. Kane:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary Term Sheet, page 1</u>

1. We note your response to comment 6 of our comment letter dated July 9, 2013. Please revise your disclosure to provide a summary of the material transactions fees, including quantifying those fees that have been incurred by the parent of the company, Brookfield DTLA Holdings LLC. Also, tell us how you intend to account for these fees in your financial statements.

<u>Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 13</u>

2. We note that you and MPG entered into an MOU on July 10, 2013 regarding a proposed settlement related to the Common Stock Actions. Please explain in your disclosure how you considered this proposed settlement in preparing your pro forma financial statements. Please clarify which entity will pay the proposed settlement amount, if approved, and provide an estimate or an estimated range of the possible payment, if known.

3.   We have considered your response to comment 9 of our letter dated July 9, 2013 and reviewed your revised disclosures.   Please expand your disclosures further to include some of the information highlighted within your response related to how you determined that New OP is a VIE and that you are the primary beneficiary of New OP. Also, in your response, please further address your consideration of the design of the VIE and the relationship with its members as well as the economics of the common and preferred interests in the VIE. In this regard, we note that all of the common interests are held by Brookfield DTLA and that Surviving LLC is only entitled to a limited amount of distributions. Although the cash flows that will ultimately be paid to the third party preferred stock investors in your company are dependent on the properties owned by New OP, the return to your company has a cap since after all of the distributions have been made to Surviving LLC based on the terms of the New OP Series A Interests, Brookfield DTLA will be entitled to 100% of any further distributions from New OP. In light of these terms, please expand on how you still determined that your company (through REIT Merger Sub and Surviving LLC) is most closely associated with the VIE.

Note 4 – Pro Forma Adjustments

(a) MPG Acquisition, page 19

4.   You disclose that the principal valuation technique that you employed in determining the fair value of the identifiable assets and liabilities was the income approach which was supported primarily by the cost approach. You also state that after calculating the value of each asset component such amounts were adjusted based upon the conclusion drawn by the income approach. Please further advise us of the extent to which the values determined under the replacement cost method were adjusted as a result of the income method conclusions. To the extent the adjustments were significant, please clarify the role of the replacement cost method if the values determined using that method were just adjusted to be consistent with the values determined using the income method.

5.   Please clarify how the MPG Preferred Accrual was reflected with your pro-forma financial statements and/or explain in your disclosure why such an accrual would not be reflected or disclosed as a part of preparing your pro forma financial statements.

Risk Factors, page 22

6.   We note your response to comment 17 of our comment letter dated July 9, 2013 and the revised language, "the risks and uncertainties described below include all of the known material risks facing us." All material risks should be disclosed. Please revise to remove the disclosure referencing "known" risks and the statement that "[a]dditional risks and uncertainties not presently known to us, or that are currently deemed immaterial, could negatively impact our business."

<u>The Company's subsidiaries may in the future, issue equity securities…, page 22</u>

7.   We note your response to comment 18 of our comment letter dated July 9, 2013. Please revise your summary to briefly clarify and explain, if true, that after the consummation of the transactions contemplated by the Merger Agreement and as part of the Subsequent Transactions, subsidiaries of the Company will issue equity interests that rank senior to the equity securities of such subsidiaries held indirectly by the Company, and as a result, will effectively rank senior to the Company Series A Preferred Stock.

<u>Background to the Mergers, page 58</u>

8.   We note your response to comment 24 of our comment letter dated July 9, 2013 where you state that BPO did not seek third party appraisals in connection with its determination of MPG's value. If material, please revise the risk factors section to include related risk factors.

<u>Draft Legal Opinion</u>

9.   We note that the registration statement on Form S-4 is registering 9,730,370 shares of the company's 7.625% Series A Cumulative Redeemable Preferred Stock. Please tell us why counsel's opinion refers to "the issuance of up to 10,000,000 shares of the Company's 7.625% Series A Cumulative Redeemable Preferred Stock."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant

cc: Abigail P. Bomba, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP